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Direct Dial Number +1-202-636-5592		E-mail Address steven.grigoriou@stblaw.com
June 4, 2025
VIA EDGAR
David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    TPG Twin Brook Capital Income Fund
Annual Report on Form 10-K
File No. 814-01523
Dear Mr. Manion:
On behalf of TPG Twin Brook Capital Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 12, 2025 relating to the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 18, 2025 (the “Annual Report”).
For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Annual Report, unless otherwise stated. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.
1.    Comment: On page 183, in connection with Note 7 to the financial statements, please ensure that the Fund includes all disclosure related to any master netting arrangements as required by ASC 210-20-50-3 and ASC 210-20-50-5. In particular, if the Fund does not have any such arrangements, the Staff would expect the disclosure to note as such.
Response: The Fund confirms that it will, going forward, include this information pursuant to ASC 210-20-50-3 and ASC 210-20-50-5.
2.    Comment: On page 184, in connection with Note 7 to the financial statements, going forward please ensure that the Fund includes all information required by ASC 815-10-50-4A. In particular, please include the balance sheet location (line item) and fair

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value amounts of both (x) derivative and nonderivative hedging instruments and (y) derivative instruments not designated as hedging instruments, in each instance presented separately by contract type (e.g., interest rate contracts, foreign exchange contracts, currency or option hedges, etc.).
Response: The Fund confirms that it will, going forward, include this information pursuant to ASC 815-10-50-4A.
3.    Comment: We note the inclusion of “interest rate swaps” and, more broadly, “hedged items” in the hedging table on page 184 of the Annual Report. In future financial statements, please update the table to ensure that it includes or addresses, with more specificity than “hedged items”, the context needed to understand the strategy (e.g., whether the “hedged items” are economic hedges against foreign currency, speculative, etc.) pursuant to the requirements of ASC 815-10-50-1A.
Response: The Fund confirms that it will, going forward, update the table to include this information pursuant to ASC 815-10-50-1A.
4.    Comment: The following non-GAAP language appears in Note 2 to the financial statements on page 160 of the Annual Report: “The Company records dividend income from private securities pursuant to the terms of the respective investments.” In correspondence, please explain the intended meaning and include specific cites to U.S. GAAP to support the explanation.
Response: The Fund follows ASC 946 in determining when to recognize dividend income from equity investments. The Fund currently only has investments in private companies. Unlike public companies, there is variance across such private companies in how and when dividends are communicated to investors, such as the Fund. In addition, the Fund needs to determine the nature of the distribution so that it can be reflected accordingly in the Fund’s financial statements (i.e., dividend income or return of capital). The disclosure noted in the Staff’s comment regarding “…pursuant to the terms of the respective investments” was intended to address such evaluation of the distribution characteristics. The Fund confirms that it will, going forward, clarify such disclosure to specifically discuss such evaluation pursuant to the nature of the private companies’ distribution, as follows:
“Dividend income on equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the earlier of record or payment date for private portfolio companies or on the ex-dividend date for

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Securities and Exchange Commission	-3-	June 4, 2025

publicly traded portfolio companies, as applicable. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Fund will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.”
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Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.
Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:    Jenny B. Neslin, TPG Twin Brook Capital Income Fund
Rajib Chanda, Simpson Thacher & Bartlett LLP
Hadley Dryland, Simpson Thacher & Bartlett LLP